SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 June, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                                                                                       DESCRIPTION

99.1                                                                                                                                                                CAT-354 Clinical Update dated 23 June 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 June 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Thursday 23 June 2005

For further information contact:        Weber Shandwick Square Mile (Europe)
Cambridge Antibody Technology           Tel: +44 (0) 20 7067 0700
Tel: +44 (0) 1223 471 471               Kevin Smith
Peter Chambre, Chief Executive Officer  Yvonne Alexander
John Aston, Chief Financial Officer     Rachel Taylor
Rowena Gardner, Director of Corporate
Communications                          BMC Communications/The Trout Group (USA)
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES DATA FROM PHASE I CLINICAL TRIAL OF
CAT-354

Cambridge, UK- Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces that preliminary results of a Phase I clinical trial of CAT-354, a human anti-IL13 monoclonal antibody being studied as a potential treatment for severe asthma, showed CAT-354 to be well tolerated with no safety concerns identified.

The objective of the trial, which commenced in September 2004, was to assess the safety, tolerability and pharmacokinetics of CAT-354. It was a double-blind, placebo-controlled, rising single dose intravenous study in 34 mild asthmatic patients. Preliminary results showed that CAT-354 was well tolerated at all doses and there were no identified safety concerns; pharmacokinetics were as anticipated. The trial results will be submitted to an appropriate scientific meeting in due course.

Based on these results, CAT is planning to start a clinical pharmacology study in the fourth quarter of 2005. This is being planned as a repeat dose allergen challenge study in patients with asthma.

Patrick Round, VP Development at CAT, commented: "CAT-354 is an important product candidate for CAT and this trial was the first clinical step in its development as a potential treatment for severe asthma. We are encouraged by these preliminary results and are now moving forward with plans for a second clinical trial."

- ENDS-

Notes To Editors - Cambridge Antibody Technology (CAT):

Business:
    - CAT is a leading biopharmaceutical company, committed to developing fully human monoclonal antibody therapeutics to treat human diseases in areas of unmet medical need
    - CAT has a strong financial position and expects growing revenues from
      HUMIRA(R). In addition, CAT has good medium term prospects from 10 further
      CAT-derived clinical development programmes and significant opportunities for growth in the longer term.
Products:
    - HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis in 58 countries.
    - There are six further CAT-derived antibodies licensed to partners at various stages of clinical development, including ABT-874 (Abbott),
      LymphoStat-B, HGS-ETR1, HGS-ETR2 (all HGSI) and MYO-029 (Wyeth). CAT has
      also licensed its proprietary technologies and patents to several companies, including: Abbott, Amgen, Chugai, Dyax, Genzyme, Human Genome
      Sciences, Merck & Co, Micromet, Pfizer and Wyeth Research, and three antibody drug candidates are in clinical development at IP licensees.
    - There is one proprietary CAT human therapeutic antibody product candidate,
      CAT-354, in clinical development, with one further product candidate,
      GC-1008 (with Genzyme), in pre-clinical development.
Collaborations:
    - CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFbeta, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.
    - CAT has major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.
    - CAT has a third co-development collaboration with Amrad.
Science:
    - CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems.
      CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the
      Company's strategy to develop a portfolio of antibody-based drugs.
Business Background:
    - Based near Cambridge, UK, CAT currently employs around 290 people.
    - CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).
    - CAT raised £41m in its IPO in March 1997 and £93m in a
      secondary offering in March 2000.
    - More information can be found at www.cambridgeantibody.com
IL-13 and CAT-354:
    - IL-13 is an interleukin (protein) which has potent immunomodulatory effects. It is primarily secreted by TH2 lymphocytes. It is believed to be a highly relevant target molecule for asthma as a result of its potential role in airways obstruction, acute exacerbations and in chronic airways remodelling.
    - CAT-354 is the first CAT antibody optimised using CAT's proprietary ribosome display technology to enter clinical development.
    - CAT-354 is the latest CAT-derived antibody to enter clinical trials.

Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody
Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.